                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                               SABA SOFTWARE, INC.
                               -------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                    784932105
                                 --------------
                                 (CUSIP Number)


                                December 31, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)



                                Page 1 of 5 Pages

CUSIP NO. 784932105                   13G                  Page 2 of 5 Pages


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Babak Yazdani
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)[ ]

                                                                      (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                             5     SOLE VOTING POWER
                                   7,433,334 shares

        NUMBER OF            ---------------------------------------------------
         SHARES              6     SHARED VOTING POWER
      BENEFICIALLY                 66,666
        OWNED BY
          EACH               ---------------------------------------------------
        REPORTING            7     SOLE DISPOSITIVE POWER
       PERSON WITH                 7,433,334

                             ---------------------------------------------------
                             8     SHARED DISPOSITIVE POWER
                                   66,666

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,500,000
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      16.9%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                                                               Page 3 of 5 Pages



ITEM 1. (a) NAME OF ISSUER

            Saba Software, Inc.

ITEM 1. (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            2400 Bridge Parkway, Redwood Shores, CA  94065

ITEM 2. (a) NAME OF PERSON FILING:

            Babak Yazdani

ITEM 2. (b) ADDRESS OF PRINCIPAL OFFICE

            2400 Bridge Parkway, Redwood Shores, CA  94065

ITEM 2. (c) CITIZENSHIP:

            USA

ITEM 2. (d) TITLE OF CLASS OF SECURITIES:

            Common Stock

ITEM 2. (e) CUSIP NUMBER:

            784932105

ITEM 3.     Not applicable.

ITEM 4.     OWNERSHIP

        The following information with respect to the ownership of the Common Stock of the Issuer by the person filing this Statement is provided as of December 31, 2000:

        (a) Amount Beneficially Owned:

        7,500,000 shares. Includes (i) 7,433,334 shares of common stock held in the Yazdani Family Trust of which Mr. Yazdani is trustee; and (ii) 66,666 shares of common stock held in trust for the benefit of Mr. Yazdani's children. Mr. Yazdani disclaims beneficial ownership of the shares held in trust for the benefit of his children.

                                                               Page 4 of 5 Pages



        (b)     Percent of Class:

                16.9%

        (c)     Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote:

                        7,433,334

                (ii)    Shared power to vote or to direct the vote:

                        66,666

                (iii)   Sole power to dispose or to direct the disposition of:

                        7,433,334

                (iv)    Shared power to dispose or to direct the disposition of:

                        66,666

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF THE GROUP

        Not applicable.

                                                               Page 5 of 5 Pages



ITEM 10. CERTIFICATION

         Not applicable.



                                    SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                           Date: February 13, 2001

                                               /s/ Babak Yazdani
                                           -------------------------------------
                                                   Babak Yazdani